LEXARIA CORP.
1130 West Pender Street, Suite 950,
Vancouver, British Columbia, Canada, V6E 4A4

May 29, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporate and Finance
100 F Street NE
Washington, DC 20549-7010

Re:	Lexaria Corp. (the “Company”)
Request to Withdraw Registration Statement on Form S-1 (RW)
SEC File Number 333-175689

Dear Sirs:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, (the “Securities Act”), the Company hereby requests immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-175689), which was filed with the Securities and Exchange Commission (the “Commission”) on July 21, 2011, along with any exhibits (the “Registration Statement”).

The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Company is withdrawing the Registration Statement as current management is reevaluating the Company’s financing options. The Company confirms that no securities have been, or will be, distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

We respectfully request that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

If you have any questions or comments relating to this matter, please contact William Macdonald at 604.648.1670, counsel for the Company.

Yours truly,

LEXARIA CORP.

Per:	/s/ Chris Bunka

Chris Bunka
President